Exhibit 5.1

201 South Main Street Suite 1800 Salt Lake City, Utah 84111-2218 Post Office Box 45898 Salt Lake City, Utah 84145-0898 Telephone 801 532-1234 Facsimile 801 536-6111	Mark E. Lehman Direct Dial (801) 532-1234 E-Mail MLehman@pasrsonsbehle.com

July 12, 2006

Board of Directors

UCN, Inc.

14870 Pony Express Road

Bluffdale, Utah 84065

Re:	Registration Statement on Form S-1
File No. 333-135225

Gentlemen:

We have examined Amendment No. 1 to the above-referenced Registration Statement on Form S-1 to be filed by you with the Securities and Exchange Commission on or about July 13, 2006 with respect to the registration under the Securities Act of 1933, as amended, of a total of up to 3,430,092 shares of common stock (the “Shares”).

All of the Shares are to be offered for sale for the benefit of the Selling Security Holders named in the Registration Statement. The Shares are to be sold from time to time in the over-the-counter market at prevailing prices or as otherwise described in the Registration Statement.

As your legal counsel, we have examined the proceedings taken by you in connection with the sale of the Shares. It is our opinion that the Shares now outstanding are legally and validly issued, fully paid and non-assessable. With respect to Shares that may be acquired on conversion of the convertible term note and exercise of a warrant described in the Registration Statement, it is our opinion that such Shares will be, when issued in accordance with the terms of the convertible term note and warrant, validly issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including the Prospectus constituting a part thereof, and any amendment thereto.

Sincerely,

/s/ Parsons Behle & Latimer